Infrax Systems, Inc.
6365 53rd Street N.,
Pinellas Park, Florida 33781
(727) 498-8514

March 19, 2011

Mr. Patrick Gilmore
Accounting Branch Chief
US Securities and Exchange Commission
Washington DC 20549

Re:	Infrax Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
File No. 000-52488

Dear Mr. Gilmore:

We have reviewed your letter dated March 15, 2011 in connection with the above- referenced filing and have prepared the following responses.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 8. Financial Statements and Supplementary Data

Statement of Stockholders’ Equity, page 31

1.
We note that your response to prior comment 2 reflects various series of preferred shares that were issued and converted during the year ended June 30, 2010.  Based upon the conversion terms, it appears that the Series B preferred shares correspond with the 2.5 million preferred shares issued to TriMax.  If this is the case, then we would expect there to be 887,963 Series B preferred shares outstanding as of June 30, 2010.  However, you reported a total of 644,120 preferred shares outstanding as of June 30, 2010.  Please advise.

Response:  At the time of the transaction, there was an immediate partial conversions of the Series B preferred shares, as opted by the acquired company personnel.  Transactions were combined in the presentation of the Statement of Stockholders Equity.  Reconciliation is provided below, as the following comments are related.

Mr. Patrick Gilmore
April 19, 2011

2.
We also note that your response to prior comment 2 includes a tabular presentation of 2,545,792 preferred shares that were converted into common shares.  However, we note that the statement of stockholders’ equity reflects the conversion of 2,254,785 preferred shares into common shares. Please reconcile the difference between your financial statements and your response.

Response:  Transactions were combined in the presentation of the Statement of Stockholders Equity.  Reconciliation is provided below, as the following comments are related.

3.
We further note that you converted 600,000 Series A, 278,125 Series A1, and 55,630 Series A2 preferred shares into common shares during the year ended June 30, 2010. Please tell us how you recorded the issuance of these preferred shares in your financial statements considering the number of preferred shares included in your statement of stockholders’ equity excluding the preferred shares issued in the acquisition of TriMax totaled 398,905.

Response:  Preferred shares were issued in the conversion of debt, accrued salaries, accrued payables and as current compensation.  In all cases, the preferred shares were valued based on the equivalent common stocks fair market value.  Transactions were combined in the presentation of the Statement of Stockholders Equity.  Reconciliation is provided below.

Converted share reconciliation:

Conversion rate	300	3000	800	500	400		Converted to
Series	PS B	PS A	PS A1	PS A2	PS A3	PS	Common Stock
Holders	TRIMAX	Majority SH	CEO	Officers	Director	TOTAL	TOTAL

Conversion of debt and payables		800,000				800,000
Accrued Salaries			59,243	131,945	25,846	217,034
Bonus payments			150,757	31,111		181,868
Acquisition	2,500,000					2,500,000
Conversion by acquirers	(2,241,582)					(2,241,582)	672,474,600
Conversion of preferred shares		(600,000)				(600,000)	1,800,000,000
Conversion of preferred shares			(157,575)	(55,625)		(213,200)	153,872,500

Per Stock Transfer Agent	258,418	200,000	52,425	107,431	25,846	644,120	2,626,347,100

Mr. Patrick Gilmore
April 19, 2011

Statement of Stockholders’ Equity, expanded for issuances and conversions:

	Preferred		Common		Additional Paid in		Accumulated Deficit Development	Stock- Holders'
	shares	$.001 par	shares	$.001 par	Capital	Subscription	Stage	Equity

Balance at June 30, 2009	-	-	139,874,296	139,874	1,866,593	(350)	(2,225,339)	(219,222)

Conversion of promissory notes			6,860,119	6,860	43,140			50,000
Conversion of promissory notes			3,500,000	3,500	8,750			12,250
Conversion of promissory notes			23,000,000	23,000	-			23,000
Conversion of accrued salaries			1,500,000	1,500	14,425			15,925
Adjustment of accrued salaries				(1)	(46,992)			(46,993)
Shares issued for compensation			34,335,925	34,336	209,132			243,468

Accrued salaries converted to preferred A1	59,243	59			20,676			20,735
Accrued salaries converted to preferred A2	131,945	132			59,243			59,375
Accrued salaries converted to preferred A3	25,846	26			20,650			20,676

Officer's bonus paid in preferred A1	150,757	151			52,649			52,800
Officer's bonus paid in preferred A2	31,111	31			13,969			14,000

Acquisition of TriMax Wireless, Inc.	2,500,000	2,500			5,796,364			5,798,864
Accrued salaries exchanged for preferred A	800,000	800			199,200			200,000
Conversion of preferred A	(600,000)	(600)	1,800,000,000	1,800,000	(1,799,400)			-
Conversions by Trimax	(2,241,582)	(2,242)	672,474,600	672,475	(670,233)			-
Conversion of preferred	(213,200)	(213)	153,872,500	153,873	(153,660)			-
								-
Net loss							(986,710)	(986,710)

Balance at June 30, 2010	644,120	644	2,835,417,440	2,835,417	5,634,506	(350)	(3,212,049)	5,258,168

Note 5 – Intangible Assets

TriMax Intellectual Property, page 39

4.
Your response to prior comment 3 appears to reflect your belief that the TriMax acquisition was not a business combination.  Your conclusion appears to be based upon your statement that the TriMax technology “was of importance for your existing technology as a delivery method.”  However we note your disclosure on pages 12 – 13 which describes the TriMax “product line” and your disclosure on page 20 that describes the “integration of the TriMax Suite of Products.”  In light of these disclosures, please provide us with a more thorough analysis of whether TriMax constitutes a business as described in paragraphs 4 through 9 of ASC 805-10-55.

Mr. Patrick Gilmore
April 19, 2011

Response:  We accounted for the purchase as an asset acquisition with consideration of ASC 805-10-55.  Although the Company, or the assets acquired would constitute a business, the intellectual property was the key component of the purchase and that the existing entity, TriMax, would not constitute a viable self sustaining activity on its own, as it required substantial development.  The technology that was received, although has its own inputs and outputs, the acquiring company (purchaser) is able to continue to produce these outputs through the integration of the acquired business with its own inputs and processes (paragraph 5).   In consideration of all the planned steps and the execution of Infrax’s purchase plan, we have integrated the TriMax production internally with the existing infrastructure that Infrax provided.   After acquisition, TriMax neither (a) had significant control of Infrax, nor, was their management in control.

We acknowledge the following:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact us with any other questions.

Sincerely,

/s/ Paul Aiello
Mr. Paul J. Aiello
President and Chief Executive Officer
Infrax Systems, Inc.
6365 53rd Street N.,
Pinellas Park, Florida 33781